State of Delaware

AMENDMENT NO. 1 TO OPERATING AGREEMENT

This Amendment No. 1 to the Operating Agreement ("The Amendment") is made as of this 27th Day of May, 2021, by and between Robert Feierbach, located at 15829 Temple Hall Ln., Leesburg, VA 20176 (RFE) and Oscar Garcia, located at 201 S. Biscayne Blvd. 28th Floor, Miami, FL 33131 ("OSG"), each a "Member" and collectively, the "Members."

WHEREAS, the Members formed a limited liability company under the name Aerospace Flight Technologies, LLC. ("Company"), pursuant to an Operating Agreement dated as of August 13th, 2019, and any amendments thereto (the "Operating Agreement").

WHEREAS, the Members now wish to amend certain provisions of the Operating Agreement.

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of and which are acknowledged, the Members agree as follows:

1. In Article 1. Definitions, add the following definitions:

    a. "Nonvoting Member" denotes any Person listed as a Nonvoting Member in Exhibit "A" of the Operating Agreement, who holds a certain percentage of economic interest in Company, but does not have any fiduciary, voting or operating rights, nor legal, financial & fiscal responsibilities towards or from Company.
    b. "Supermajority" means an amendment to a company's corporate charter that requires a 66% majority of shareholders to approve important changes.

2. In sections 3.5 (a, b, d, e, f, g, h, i, j, k, m), 3.12, and 4.6 change all mentions of "unanimous approval of the Board," to "Supermajority approval of the Board."
3. In sections 3.5 (c, n, o) and 11.1b change "unanimous approval of the Board" to "unanimous consent of all Members"
4. In section 3.5 (l), amend "Amending the Articles of Organization or the Operating Agreement of the Company" to "Amending the Operating Agreement of the Company, which can only be done upon the written consent and unanimous approval of all Members holding more than 20% of Company Units each.
5. In section 3.1, amend "The Initial TWO (2) Directors shall be **ROBERT FEIERBACH and OSCAR GARCIA,**" to "Per this Amendment, the ONE (1) Director shall be **ROBERT FEIERBACH**."
6. In section 3.13, amend "A Director may be removed at any time, with or without cause, only upon at least a two-thirds (2/3) affirmative vote of the Board," to "A Director may be

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removed at any time, with or without cause, only upon a Supermajority affirmative vote of the Board."

7. In section 4.5, amend "Additional Members may be admitted to the Company only upon the written consent and unanimous approval of the Board," to "Additional Members may be admitted to the Company only upon the written consent and unanimous approval of all Members holding more than 20% of Company Units each. It is further agreed that the aforementioned Members shall not unreasonably refuse to accept a new Member in good standing, who is qualified to be a new investor in Company."
8. In section 9.5, amend "**OSCAR GARCIA** is designated the Tax Matters Member for the Company," to "**ROBERT FEIERBACH** is designated the Tax Matters Member for the Company."
9. In EXHIBIT "A," amend the tables as denoted below:

MEMBERS

Name	Percentage Interest	Capital Contribution	Units
ROBERT FEIERBACH	66%	$1320	1,320,000

NONVOTING MEMBER(S)

Name	Percentage Interest	Capital Contribution	Units
GBF Ventures, LLC	34%	$680	680,000

10. In EXHIBIT "B," add the following text:

"The Contracts listed include:

1. Signed Firm Purchase Offer of AFT interest between Robert Feierbach and Oscar Garcia, dated May 27th, 2021.
2. Signed transfer or AFT interest from Oscar Garcia to GBF Ventures, LLC, dated May 27th, 2021.

11. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Operating Agreement.
12. The terms of this Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, not including its conflicts and law provisions.
13. Except as otherwise modified and amended herein, the Operating Agreement remains unchanged and continues in full force and effect.

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State of Delaware

      IN WHITNESS THEREOF, this Amendment No. 1 to the Operating Agreement has been executed and delivered as of the date first written above.

SIGNATURES

May 28th, 2021



_____
Robert Feierbach

_____
Oscar Garcia

OPERATING AGREEMENT

OF

AEROSPACE FLIGHT TECHNOLOGIES, LLC (AFT)

(dba 0-G Launch)

A DELAWARE LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

OPERATING AGREEMENT
OF
AEROSPACE FLIGHT TECHNOLOGIES, LLC

THIS OPERATING AGREEMENT (the "Agreement"), is dated as of this 13th day of August, 2019 and is made by and between the Persons who are identified as Members on Exhibit "A" attached hereto and who have executed a counterpart of this Operating Agreement as Members pursuant to the provisions of the Act.

RECITALS

WHEREAS, the parties to this Agreement have caused a limited liability company, known as **AEROSPACE FLIGHT TECHNOLOGIES, LLC** ("AFT") to be formed under the laws of the State of Delaware by filing Articles of Organization with the Delaware Department of State pursuant to the Act (hereinafter the "Company" or "AFT"); and

WHEREAS, the parties desire to set forth in this Agreement their entire agreement and understanding with respect to the constitution and operation of the Company.

NOW, THEREFORE, in consideration of the Recitals set forth above and for other good and valuable consideration, the receipt and adequacy of which are acknowledged, the parties to this Agreement agree as follows:

ARTICLE I.DEFINITIONS

When used in this Agreement, the following terms not otherwise defined herein have the following meanings:

1.1 "Act" shall mean the Delaware Limited Liability Company Act, Chapter 608, as amended from time to time, and any successor thereto.

1.2 "Affiliate" means, with respect to any Person:

(a) Any Person directly or indirectly controlling, controlled by or under common control with such Person;

(b) Any spouse, ancestor, sibling, or direct descendant of any such Person who is a natural Person; and

(c) Any Person who is an officer, director, general partner, member or trustee of any Person described in paragraphs 1.2(a).

For purposes of this definition, the terms "controlling," "controlled by" or "under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, or the power to elect at least fifty percent (50%) of the directors, managers, general partners, members or persons exercising similar authority with respect to such Person or entities.

1.3 "Agreement" means this Operating Agreement of the Company, as amended, restated or supplemented from time to time.

1.4 "Board of Directors" or "Board" shall have the meaning set forth in paragraph 3.1.

1.5   "Capital Account" shall have the meaning set forth in paragraph 6.2.

1.6   "Code" means the United States Internal Revenue Code of 1986, as amended from time to time.

1.7   "Company" has the meaning set forth in the Preamble of this Agreement.

1.8   "Confidential Information" has the meaning set forth in Article XII.

1.9   "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board.

1.10   "Director" means any Person appointed to be a Director on the Board of Directors.

1.11   "Effective Date" means the date first set forth in the preamble of this Agreement.

1.12   "Fair Market Value" means the fair market value of the Units or assets, as the case may be, at a specified date as determined by an independent public accountant selected by the Company, or by mutual agreement of the parties. The calculation of Fair Market Value of Units shall include the goodwill of the Company and may be calculated from time to time at the will of the Board or as necessary for a pending transaction. If an independent public accountant is selected, such independent public accountant shall have thirty (30) business days to prepare the valuation after the date on which the Company provides notice to such accountant.

1.13   "Fiscal Quarter" means (i) any subsequent three-month period commencing on each of July 1, October 1, January 1, and April 1, and ending on the last date before the next such date and (ii) the period commencing on the immediately preceding July 1, October 1, January 1, and April 1, as the case may be, and ending on the date on which all of the Company's property is distributed to the Members pursuant to paragraph 11.2.

1.14   "Fiscal Year" has the meaning set forth in paragraph 9.1.

1.15   "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

   (a)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross Fair Market Value of such asset, as determined by the contributing Member and the Board;

   (b)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as determined by the Board, as of the following times: (i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clauses (i) and (ii) of this paragraph 1.15(b) shall be made only if the Board reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members;

(c)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value of such asset on the date of distribution as determined by the distributee and the Board; and

(d)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to Article VII to the extent the Board determines that an adjustment is not necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Article.

If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Article, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

1.16   "Indemnitee" has the meaning set forth in Article V.

1.17   "Involuntary Transfer" means a Transfer of Units arising by operation of law or in any transaction, proceeding or action, including a transfer by which a Member would be involuntarily deprived or divested of any right, title or interest in or to any of the affected Member's Units. An Involuntary Transfer includes, without limitation, but is not limited to: (i) a transfer on death, (ii) transfer in bankruptcy, (iii) transfer by seizure, levy or foreclosure, (iv) transfer upon divorce (and the transferee spouse is not already a Member), and (v) the date that a Member is determined to be legally incompetent.

1.18   "Member" or "Members" means any Person named as a member of the Company on Exhibit "A" attached hereto and includes any Person subsequently admitted as a Member.

1.19   "Net Cash Flow" means the gross cash proceeds of the Company less the portion thereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements and contingencies, all as determined by the Board. "Net Cash Flow" shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances, but shall be increased by any reductions of reserves previously established pursuant to the first sentence of this definition.

1.20   "Percentage Interest" means, with respect to any Member as of any date, the ratio (expressed as a percentage) of the number of Units held by such Member on such date to the aggregate Units held by all Members on such date. The Percentage Interest of each Member immediately after the Effective Date is set forth on Exhibit A, attached hereto. Allocations and Distributions subject to Percentage Interests may be modified separately by contract in Exhibit "B" attached hereto, PROVIDED, HOWEVER, such modification to Allocations and Distributions shall not alter a Member's ownership Percentage Interest in the Company.

1.21   "Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint-stock company, trust, unincorporated organization, or other organization, whether or not a legal entity, and any governmental authority.

1.22   "Profits" and "Losses" shall have the meaning set forth in paragraph 7.1.

1.23   "Regulations" means Treasury Regulations, including Temporary Regulations, promulgated under the Code, as such regulations are amended from time to time.

1.24   "Tax Matters Member" has the meaning set forth in Code Section 6231 with respect to a Tax Matters Partner.

1.25   "Transfer" means, as a noun, the sale, gift, pledge, assignment, transfer, transfer in trust, mortgage, alienation, hypothecation, encumbering or disposition of Units in any manner whatsoever, including, without limitation, any attachment, assignment for the benefit of creditors or transfer by operation of law or otherwise and, as a verb, to transfer, sell, pledge or hypothecate or otherwise dispose of.

1.26   "Units" or "Unit" means an interest in the Company, as described at Regulation Section 1.704-1(b)(3), including all benefits to which the holder of such Units may be entitled as provided in this Agreement, together with the obligations of such Person to comply with the terms and provisions of this Agreement.

ARTICLE II. ORGANIZATIONAL MATTERS

2.1   Formation. The Members have formed the Company by delivering Articles of Incorporation to the Delaware Department of State on August 13th, 2019, and hereby adopt this Agreement as the operating agreement of the Company as of the Effective Date. Unless a provision of the Act expressly provides that the Act supersedes any provision contained in this Agreement, the terms and conditions of this Agreement, as the same may be amended, shall govern.

2.2   Name. The name of the Company shall be **AEROSPACE FLIGHT TECHNOLOGIES, LLC**, and all business of the Company shall be conducted only under that name or such other names as approved by the Members; provided, however, that the name shall always contain the words "limited liability company", "limited company", "LLC", "L.L.C.", "LC", "Ltd. Co." or "L.C." or as otherwise provided under the Act.

2.3   Term. The period of duration of the Company shall commence on the Effective Date and shall be perpetual, unless the Company is dissolved as provided in Article XI.

2.4   Principal Business Office and Registered Agent. The Company shall continuously maintain an office and registered agent in the State of Delaware as required by the Act. The principal office of the Company shall be TBD Washington DC or at such other location as may hereafter be determined by the Board. The Board may establish and maintain such additional offices and places of business of the Company, within or without the State of Delaware, as it deems appropriate.

2.5   Qualification in Other Jurisdictions. The Board shall execute and cause to be filed original or amended articles or certificates and shall take any and all other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company or similar type of entity under the laws of any other jurisdictions in which the Company engages in business.

2.6   Purpose; Limitations. The Company may transact any and all other lawful business for which limited liability companies may be organized under the Act and which is agreed to by the Members.

2.7 Powers. The Company:

    (a) Shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes; and

    (b) Shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

2.8 Tax Status. The Company shall, to the extent permissible, elect to be treated as a partnership for federal, foreign, state and local income tax purposes; each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Company shall not be deemed a partnership or joint venture for any other purpose including, but not limited to, Section 303 of the Federal Bankruptcy Code.

2.9 Ownership. All property and interests in property, real or personal, owned by the Company will be deemed owned by the Company as an entity, and no Member (as such) will have any ownership of such property or interest therein except by having an ownership interest in the Company as a Member.

ARTICLE III. MANAGEMENT AND CONTROL OF COMPANY

3.1 Management; Number of Directors. Except as otherwise provided in this Agreement, the business and affairs of the Company shall be managed by, and all powers of the Company will be exercised by or under the direction of a Board of Directors (the "Board"). The Board of Directors shall be "managers" of the Company, as that term is defined in the Act. No Director shall be required to be a Member of the Company and need not be residents of the State of Delaware. The number of Directors shall initially consist of two (2) Directors, unless subsequently revised by Board vote pursuant to paragraph 3.5(m) of this Article. The initial TWO (2) Directors shall be **ROBERT FEIERBACH AND OSCAR GARCIA**. The Directors may, in their sole discretion, appoint a President, Secretary, Vice-Presidents, and/or other officers to manage the day to day affairs of the Company (hereinafter "Officers"), and may further retain such additional persons as the Board deems advisable to assist or advise them in the management and operation of the Company. Officers so appointed under this paragraph need not be residents of the State of Delaware or Members of the Company and may be removed at any time upon a majority vote of the Board. All instruments, contracts, agreements and documents relating to the Company or its business or affairs shall be valid and binding on the Company if executed by an Officer of the Company so designated and duly authorized by the Board. The Members, in their capacities as such, shall, except as expressly set forth hereunder, have no part in the management of the Company and shall have no authority to act on behalf of the Company.

3.2 Term of Office. Each Director shall remain in office until the earlier of his death, removal pursuant to paragraph 3.13 below, or resignation pursuant to paragraph 3.11 below. In the event a Director dies or is unwilling or unable to serve as such, due to a disability or otherwise, or is removed from office a successor Director may be designated pursuant to paragraph 3.12 below.

3.3 Reliance by Third Parties. Any person dealing with the Company, other than a Member, may rely on the authority of the Board or any duly authorized Officer of the Company in taking any action that is in the name of the Company without inquiry into the provisions of this Agreement or compliance therewith. Every instrument purporting to be the action of the Company and executed by the Board or any duly authorized Officer of the Company shall be conclusive evidence in favor of any person relying thereon or claiming thereunder that, at the time of delivery this Agreement was in full force and effect and that the execution and delivery of that instrument is duly authorized by the Board or any Officer and the Company.

3.4 <u>Meetings of the Board</u>. The Board shall meet at such time and at such place as the Board may designate. The Board shall meet not less than one (1) time in any twelve (12) month period. A record shall be maintained by the Secretary of the Company of each meeting of the Board.

(a) Any meeting of the Board may be held in person or telephonically.

(b) The presence of at least a majority of the membership of the Board shall constitute a quorum of the Board for purposes of conducting business. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting. If a quorum shall not be present at any meeting of the Board, then the members of the Board present at the meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. A member of the Board may vote or be present at a meeting either in person or by proxy.

(c) Attendance of a Director at any meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. The business to be transacted and the purpose of any regular or special meeting of the Board must be specified in the notice or waiver of notice of such meeting.

(d) Notwithstanding any provision contained in this Agreement, any action of the Board may be taken by written consent without a meeting. Any such action taken by the Board without a meeting shall be effective only if the written consent or consents are in writing, set forth the action so taken, and are signed by a majority of the members of the Board.

3.5 <u>Board Voting Requirements</u>. Every decision relating to the governance of the Company, except for ministerial decisions relating to the administration of the Company, shall be approved by at least a majority of the membership of the Board at a meeting held in accordance with paragraph 3.4 above, unless, otherwise provided for in this Agreement or the Board has decided to establish a higher standard for any particular action. <u>However, any action by the Company in connection with the following matters shall require unanimous approval of the Board of Directors</u>:

(a) Applying any of the Company's property or assets to the purchase, redemption or other acquisition of the Units or to the payment of distributions or other payments in respect of such Units;

(b) Effecting a consolidation or merger of the Company or selling all or substantially all of the Company's assets;

(c) Changing the rights of the Members of the Company;

(d) Acquiring the stock or substantially all of the assets of any other entity or merging therewith, regardless of the nature or amount of consideration given therefor;

(e) Establishing or increasing the benefits of any deferred compensation, profit sharing, stock option, pension or retirement arrangement or plan;

(f) Incurring any indebtedness for borrowed money in excess of fifty thousand dollars ($50,000.00);

(g) Becoming liable for any guaranties or known contingent liabilities in excess of fifty thousand dollars ($50,000.00) in any single transaction or series of transactions;

(h) Making any loans or advances in excess of an aggregate of fifty thousand dollars ($50,000.00) at any time;

(i) Incurring or paying any obligations with respect to capital expenditures or capital leases in excess of fifty thousand dollars ($50,000.00) in any single transaction or series of transactions in any fiscal year;

(j) Investing in any other entity;

(k) Entering into any contract other than an employment contract, commitment or commercial transaction requiring expenditures of fifty thousand dollars ($50,000.00) or more in a single transaction or series of transactions with the same third party;

(l) Amending the Articles of Organization or the Operating Agreement of the Company;

(m) Increasing or decreasing the size of the Board to a different number than the specified in paragraph 3.1;

(n) Any change in the purpose of the Company, or any other modification of the restrictions applicable to the Members; or

(o) Except as permitted by this Agreement, take any action that would cause the Dissolution of the Company.

3.6 Special Duties of the Board.

(a) The Board shall not permit any employee to be compensated on any basis other than as an employee as to whom all compensation is reasonably appropriate to the services provided; and

(b) The Board shall not permit to be diverted to any other Person sources of revenue properly belonging to the Company.

3.7 Director Compensation. Unless authorized by the Board, and then only at fair market value, Directors shall not be compensated for their services as Directors. The Directors may be reimbursed by the Company for reasonable expenses incurred in performing their duties under this Agreement.

3.8 Liability for Certain Acts. The Board and its Directors shall perform its duties in good faith, in a manner it reasonably believes to be in the best interests of the Company, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. A Director who so performs the duties of Director shall not be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss shall have been the result of fraud, deceit, gross negligence, willful misconduct or a wrongful taking by the Director.

3.9 No Exclusive Duty to Company. Directors shall not be required to manage the Company as their sole and exclusive function, and a Director may have other business interests and may engage in other activities in addition to those relating to the Company (subject to the restrictions of paragraph 12.2 below). Neither the Company nor any Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of a Director or in the income or proceeds derived therefrom. If a Director complies with the requirements of paragraph 3.9 hereof, the Director shall incur no liability to the Company or to any of the Members as a result of engaging in any such other business or venture.

3.10   Bank Accounts. The Board or a duly appointed Officer may from time to time open, maintain, and close bank accounts in the name of the Company, and at least two (2) Director's or Officer's signatures shall be required, unless a majority of the Board determines otherwise.

3.11   Resignation. A Director may resign at any time by giving written notice to the Board of Directors of the Company. The resignation of a Director shall take effect upon receipt of notice thereof or at such later date specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Director who is also a Member shall not affect the Director's rights as a Member and shall not constitute a withdrawal of a Member.

3.12   Replacement Upon Death, Resignation or Removal.   In the event a Director becomes incapacitated due to disability, deceases, resigns or is otherwise removed from his or her duties as Director and two (2) Directors remain ("Remaining Directors"), the Remaining Directors shall continue to govern and conduct the business and affairs of the Company; however, unanimous approval of the Board shall be required for all actions of the Company otherwise requiring Board approval.   Upon the resignation or removal of a Director, the remaining Board, at its sole discretion, may appoint one or more replacement Directors to the Board, at which time the business and affairs of the Company shall revert to the Board quorum and voting requirements originally provided for in this Agreement, unless otherwise amended by the Board in accordance with the Agreement.

3.13   Removal. A Director may be removed at any time, with or without cause, only upon at least a two-thirds (2/3) affirmative vote of the Board. The removal of a Director who is also a Member shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of a Member.

ARTICLE IV. MEMBERS

4.1   Initial Members. The names and addresses, number of Units owned, Percentage Interest and Capital Contribution of the initial Members of the Company and the number of Units to be issued to each such Member are set forth in Exhibit "A" attached hereto.

4.2   Member Units. The interests of the Members in the Company shall be represented by issued and outstanding Units, which may be certificated. The Company is authorized to issue one (1) class of Units only. The Members shall have no interest in the Company other than the interests conferred by this Agreement and represented by the Units. The Board of the Company shall maintain a schedule of all Members from time to time, their respective mailing addresses, and the Units held by them.

4.3   Limitation of Liability. Except as otherwise provided in the Act or in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or of any other Member by reason of being a Member, whether arising in contract, tort or otherwise. Except as otherwise provided in the Act, by law or expressly in this Agreement, no Member will have any fiduciary or other duty to another Member with respect to the business and affairs of the Company. No Member will have any responsibility to restore any negative balance in his or her Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or return distributions made by the Company except as required by the Act or other applicable law or elsewhere in this Agreement.

4.4 Withdrawal / Resignation. A Member shall not cease to be a Member because of the bankruptcy of such Member. A Member continuing to own or hold any Units, shall not have the ability to resign as a Member and may only cease to be a Member pursuant to the dissolution and winding up of the Company under Article XI, or the Transfer of the Member's Units pursuant to Article X, and any such resignation or attempted resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to own or hold any Units, such Person shall no longer be a Member.

4.5 Admission of New Members. Additional Members may be admitted to the Company only upon the written consent and unanimous approval of the Board, and the execution and delivery by the new Member of a counterpart signature page (or appropriate amendment) to this Agreement. No new Member shall be entitled to any retroactive allocation of Profits or Losses. The Board may, at its option, at the time a Member is admitted, close the Company books (as though the Company's taxable year had ended) or make pro rata allocations of Profits and Losses to a new Member for that portion of the Company's taxable year in which a Member was admitted in accordance with the provisions of Section 706(d) of the Code and the Treasury Regulations promulgated thereunder.

4.6 Loans by or to Members. No provision of this Agreement shall be construed so as to prevent a Member from making secured or unsecured loans to the Company on arm's-length terms or guaranteeing any loan or debt of the Company, except that no Member shall make any loan to the Company without the prior consent and unanimous approval of the Board. The Company shall not make any loans to any Member or to any Affiliate of a Member without the prior consent and unanimous approval of the Board. Any loan hereunder shall not increase the Member's Capital Contribution or entitle the Member to an increased share of the Company's Cash Distribution (other than repayment of the loan).

4.7 No Exclusive Duty to Company. No Member shall be required to devote its full energy, time, and skill to the Company as its sole and exclusive occupation, and each Member may have other business interests and may engage in other activities in addition to those relating to the Company (subject to the restrictions of paragraph 12.2 below). Neither the Company nor any other Member shall have any right, by virtue of this Agreement, to share or participate in such other investments or activities of a Member or in the income or proceeds derived therefrom.

ARTICLE V. INDEMNIFICATION

5.1 The Company shall indemnify and hold harmless the Board and each of the Members (individually, an "Indemnitee"), as follows:

(a) In any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, and to which an Indemnitee was or is a party or is threatened to be made a party by reason of any act performed or omitted to be performed in the name of or on behalf of the Company in connection with the Company's business, the Company will indemnify such Indemnitee against reasonable attorneys' fees, judgments, fines, penalties, including excise and similar taxes, statements, and reasonable expenses actually incurred by such Indemnitee in connection with the defense and/or settlement of such action, suit, or proceeding, if such Indemnitee acted in good faith, within such Indemnitee's scope of authority, without gross negligence or willful misconduct, and in a manner reasonably believed by such Indemnitee to be in the best interests of the Company, and in the case of a criminal action or proceeding, if such Indemnitee had no reason to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, or, with respect to any criminal action or proceeding, that the Indemnitee had reasonable cause to believe that his conduct was unlawful. In no event, however, will indemnification ever be made in relation to a proceeding between the Members, in relation to a proceeding in which the Indemnitee has been found liable for or convicted of fraud or a criminal act or for grossly negligent, willful, or intentional misconduct in the Indemnitee's performance of its duty to the Company or in relation to a proceeding which arises out of a material violation by the Indemnitee of the terms and provisions of this Agreement.

(b)   If a claim or assertion of liability is made or asserted by a third party against an Indemnitee, which, if prevailed upon by any such third party, would result in such Indemnitee being entitled to indemnification pursuant to this Article, the Indemnitee will forthwith give to the Company written notice of the claims or assertion of liability and request the Company to defend the same. Failure to so notify the Company will not relieve the Company of any liability that the Company might have to the Indemnitee except to the extent that such failure actually prejudices the Company's position. The Company will have the obligation to defend against such claim or assertion (only if the Indemnitee is entitled to indemnification pursuant to this Article), and the Company will give written notice to the Indemnitee of acceptance of the defense of such claim and the name of the counsel selected by the Company in such defense. The Indemnitee also will be entitled at its option (and at its own expense) to employ separate counsel for such defense.

(c)   No Indemnitee will be entitled to indemnification under this Article if it has entered into any settlement or compromise of any claim giving rise to any indemnifiable loss without the written consent of the Company and the Members. If a bona fide settlement offer is made with respect to a claim and the Company (with the consent of the Members) desires to accept and agree to such offer, the Company will give notice to the Indemnitee to that effect (a "Settlement Notice"). If the Indemnitee fails to consent to the settlement offer within ten (10) calendar days after receipt of the Settlement Notice, then the Indemnitee will be deemed to have rejected such settlement offer and will be responsible for continuing the defense of such claim and, in such event, the maximum liability of the Company as to such claim will not exceed the amount of such settlement offer plus any and all reasonable costs and expenses paid or incurred by the Indemnitee up to the date of the Settlement Notice and which are otherwise the responsibility of the Company pursuant to this Article.

(d)   Any Indemnification permitted under this Article will be made only out of the assets of the Company and no Member will be obligated to contribute to the capital of, or lend funds to, the Company to enable the Company to provide such indemnification.

(e)   The indemnification provided by this Article will be in addition to any other rights to which each Indemnitee may be entitled under any agreement or vote of the Members, as a matter of law or otherwise, as to action in the Indemnitee's capacity as Director or Member and will continue as to an Indemnitee who has ceased to serve in such capacity, and will inure to the benefit of the heirs, successors, assigns, administrators and personal representatives of the Indemnitee.

(f) In no event may an Indemnitee subject a Member or Director to personal liability because of the indemnification provisions of this Agreement. In addition, the Members acknowledge and agree that the Members are listed as Indemnitees pursuant to this Article because of the possibility that such Persons, in their capacity as Members may be named as a defendant in any suit involving the Company or its activities.

(g) The provisions of this Article are for the benefit of the Indemnitees and the heirs, successors, assigns, administrators, and personal representatives of the Indemnitees and will not be deemed to create any rights for the benefit of any other Persons.

ARTICLE VI. CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS

6.1 <u>Initial Capital Contributions; Units</u>. Each Member has made or will complete his/her or its capital contributions within ten (10) days of the Effective Date, giving rise to such Member's initial Capital Account and is deemed to own the number of Units and the Percentage Interest, all as set forth opposite such Member's name in Exhibit "A".

6.2 <u>Capital Accounts</u>. With respect to any Member, the Capital Account shall be maintained for each Member in accordance with the following provisions:

(a) To each Member's Capital Account there shall be credited: (i) such Member's capital contributions, (ii) such Member's distributive share of Profits, and (iii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a Member related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2);

(b) To each Member's Capital Account there shall be debited: (i) the amount of money and the Fair Market Value of any property distributed to such Member pursuant to any provision of this Agreement, (ii) such Member's distributive share of Losses, and (iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company;

(c) In the event Units are Transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the Transferred Units in accordance with Regulations Section 1.704-1(b)(2)(iv); and

(d) In determining the amount of any liability for purposes of paragraphs 7.2(a) and 7.2(b), there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), including Section 1.704-1(b)(2)(iv), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Board determines that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or any Members), are computed in order to comply with such Regulations, the Board may make such modification, provided that it is not likely to have a material effect on the amounts distributed to any Person pursuant to Article XII upon the dissolution of the Company. The Board also shall: (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Regulations Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

6.3   Additional Contributions. Members may not make any additional capital contributions to the Company without the unanimous consent of all the Members. No Member shall have any duty or obligation to any creditor of the Company to make any additional contributions to the Company or to issue any call for capital pursuant to this Agreement.

6.4   Maintenance of Capital Accounts. The Company will maintain for each Member a separate Capital Account in accordance with this Agreement, which will control the division of assets upon liquidation of the Company as provided in this Agreement.

6.5   Negative Capital Accounts. If any Member has a deficit balance in its Capital Account, such Member shall have no obligation to restore such negative balance or to make any Capital Contributions to the Company by reason thereof, and such negative balance shall not be considered an asset of the Company or of any Member.

6.6   No Withdrawal. No Member will be entitled to withdraw any part of his, her or its capital contribution or Capital Account or to receive any distribution from the Company, except as expressly provided in this Agreement.

6.7   Interpretation. The manner in which Capital Accounts are to be maintained pursuant to this Article VI is intended to and shall be construed so as to comply with the requirements of Section 704(b) of the Code and the Regulations promulgated thereunder.

ARTICLE VII. ALLOCATIONS

7.1   Profits and Losses. For each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments (without duplication):

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" shall be subtracted from such taxable income or loss;

(c)   In the event the Gross Asset Value of any of the Company's assets is adjusted pursuant to this Article, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(d) Gain or loss resulting from any disposition of property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of as of the date of the disposition of such property, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year, computed in accordance with this Article VII;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and shall be taken into account for purposes of computing Profits or Losses in accordance with Regulations Section 1.704-(b)(2)(iv);

(g) Notwithstanding any other provision of this definition of "Profits and Losses", any items that are specially allocated pursuant to the terms of this Agreement shall not be taken into account in computing Profits or Losses; and

(h) The amounts of the items of Company income, gain, loss or deduction to be specially allocated pursuant to the terms of this Agreement shall be determined by applying rules analogous to those set forth in paragraphs 7.1(a) through 7.1(g) above.

7.2 <u>Allocation of Profits</u>. Profits for any Fiscal Year shall be allocated to the Members in proportion to their Percentage Interests, except where modified expressly by contract in Exhibit "B" attached hereto.

7.3 <u>Allocation of Losses</u>. Losses for any Fiscal Year shall be allocated to the Members in proportion to their Percentage Interests, except where modified expressly by contract in Exhibit "B" attached hereto.

7.4 <u>Qualified Income Offset</u>. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), then items of Company income and gain (consisting of a pro rata portion of each item of income, including gross income and gain) shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance (but only to the extent such deficit balance exceeds the sum of the Member's share of Company Minimum Gain and the amount of any deficiency that such Member is required to restore in its Capital Account upon the liquidation of the Company) in its Capital Account created by such adjustment, allocation, or distribution as quickly as possible to the extent required by the Regulations promulgated under Code Section 704. Any special allocations of items of income or gain pursuant to this paragraph shall be taken into account in computing subsequent allocations of Profits and Losses pursuant to this Article VII, so that the net amount of any items so allocated and the Profits, Losses, and other items allocated to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each such Member pursuant to the provisions of this Article VII if such unexpected adjustment, allocation, or distribution had not occurred.

7.5 <u>Company Nonrecourse Deductions; Minimum Gain; Minimum Gain Chargeback</u>.

(a) <u>Allocation of Nonrecourse Deductions</u>. Company Nonrecourse Deductions shall be allocated pro rata to each Member in accordance with such Members' proportionate interest in the Profits and Losses of the Company as set forth in paragraph 7.1 to 7.3.

(b) <u>Minimum Gain Chargeback</u>. If there is a net decrease in a Member's share of Company Minimum Gain for a fiscal year of the Company, then each Member shall be allocated items of income and gain for such year (and, if necessary, for subsequent years) in accordance with Regulations Section 1.704-2(f).

(c) <u>Definitions</u>. For purposes of this Agreement:

    (i) "Nonrecourse Deductions" shall be determined in accordance with and have the meaning ascribed to such term by Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

    (ii) "Company Minimum Gain" shall be determined in accordance with and have the meaning ascribed to such term by Regulations Section 1.704-2(g).

7.6 <u>Nonrecourse Debt of the Company Where a Member Bears the Economic Risk of Loss</u>.

(a) <u>General Allocation</u>. Any item of loss, deduction, or expenditure described in Code Section 705(a)(2)(B) that is attributable to a Member Nonrecourse Debt shall be allocated to the Member that bears the Economic Risk of Loss with respect to such Member Nonrecourse Debt, in accordance with this paragraph 7.6.

(b) <u>Determination of Member Nonrecourse Deduction</u>. The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt shall be determined in accordance with Regulations Section 1.704-2(i).

(c) <u>Chargeback of Items of Income and Gain</u>. If there is a net decrease during a fiscal year of the Company in the Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt, then any Member with a share of Member Nonrecourse Debt Minimum Gain attributable to such debt at the beginning of such year shall be allocated items of Company income and gain for such year (and, if necessary, for subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain.

(d) <u>Member's Share of Minimum Gain Attributable to Member Nonrecourse Debt</u>. A Member's share of Member Nonrecourse Debt Minimum Gain attributable to Member Nonrecourse Debt shall be determined in accordance with Regulations Section 1.704-2(i)(5).

(e) <u>Definitions</u>. For purposes of this Agreement:

    (i) "Member Nonrecourse Debt" means any Nonrecourse Debt of the Company for which any Member (or related person within the meaning of Regulations Section 1.752-4(b)) bears the Economic Risk of Loss.

    (ii) "Nonrecourse Debt" shall have the meaning ascribed to such term by Regulations Section 1.752-1(a)(2).

(iii) "Economic Risk of Loss" whether a Member bears the Economic Risk of Loss shall be determined with respect to any liability of the Company in accordance with Regulations Section 1.752-2.

(iv) "Member Nonrecourse Debt Minimum Gain" shall have the meaning ascribed to such term by Regulations Section 1.704-2(i).

7.7 Tax Allocations: Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with paragraph 1.15); using the "Traditional Method" of making Code Section 704(c) allocations. In the event the Gross Asset Value of any Company property is adjusted pursuant to paragraph 1.15(b) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this paragraph 7.7 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, or other items, or distributions pursuant to any provision of this Agreement.

7.8 Other Allocation Rules.

(a) In the event additional Members are admitted to the Company pursuant to this Agreement on different dates during any fiscal year, the Profits (or Losses) allocated to the Members for each such fiscal year shall be allocated among the Members in proportion to the interest in the Company each holds from time to time during such fiscal years in accordance with Code Section 706, using any convention permitted by law and selected by the Board.

(b) Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, and any other allocations not otherwise provided for or specifically dealt with in this Article VII shall be divided by allocating such items to each Member in accordance with such Member's percentages in the Profits and Losses of the Company as set forth in paragraphs 7.1 to 7.3 of this Article VII.

(c) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code Section 706 and the Regulations thereunder.

(d) The Members are aware of the income tax consequences of the allocations made by this Article VII and hereby agree to be bound by its provisions in reporting their shares of Company income and loss for income tax purposes.

ARTICLE VIII. DISTRIBUTIONS

8.1 Distributions. The Board shall review the Company's accounts at the end of each Fiscal Quarter, or from time-to-time at the discretion of the Board, to determine if distributions are appropriate, such distributions being made at the sole discretion of the Board. The Board may make such distributions of Net Cash Flow to the Members as it may determine which shall be made in accordance with their Percentage Interests, except where modified separately by contract in Exhibit "B" attached hereto. If distributions are approved by the Board, the Company shall pay such distributions quarterly, not later than the fifteenth (15th) day prior to each date for which estimated U.S. federal income tax payments are required to be made by such Member(s). Each such Member shall be paid its pro-rata share of a distribution, in proportion to its ownership of Units as of the date on which such distribution is approved by the Members. If, on the date upon which the Company files its annual tax report with the Internal Revenue Service, the Board determines that the total amount of distributions received by such Members has, during the Fiscal Year, been less than the amount of distributions required to cover the Member's taxes owed from the Allocation of Profits during the Fiscal Year, then, upon a vote of the Board, a pro-rata distribution in proportion to each Member's ownership of Units may be made to all such Members to cover such deficit. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to the Members on account of their interest in the Company if such distribution would violate any provision of the Act or any other applicable law.

8.2 <u>Amounts Withheld</u>. All amounts withheld or required to be withheld pursuant to the Code (including, without limitation, pursuant to Section 1446 thereof) or any provision of any state, local or foreign tax law with respect to any payment, distribution, or allocation to the Members and treated by the Code (whether or not withheld pursuant to the Code) or any such tax law as amounts payable by or in respect of any Member or any Person owning an interest, directly or indirectly, in such Member shall be treated as amounts distributed to the Member with respect to which such amount was withheld pursuant to this Article VIII or allocated pursuant to Article VII for all purposes under this Agreement. The Company is authorized to withhold from distributions or with respect to allocations to the Members, and to pay over to any federal, state, local or foreign government any amounts required to be so withheld from distributions or with respect to allocations pursuant to the Code (including, without limitation, pursuant to Section 1446 thereof) or any provisions of any other federal, state, local or foreign law. The Company is authorized to offset against any distribution to a Member who is a "foreign person", as that term is defined in Section 1445(f)(3) of the Code, an amount equal to any withholding to be paid by the Company on behalf of such Member pursuant to the Code (including, without limitation, Section 1446 thereof) to reimburse the Company for the amount of withholding paid by the Company on behalf of such Member, and such amount shall be treated as having been distributed to such Member for all purposes under this Agreement.

ARTICLE IX. ELECTIONS AND REPORTS

9.1 <u>Fiscal Year</u>. The fiscal year of the Company shall begin on the Effective Date, and thereafter on January 1 and shall end on the earlier of December 31 or the date on which all of the Company's assets are distributed pursuant to paragraph 11.2, unless otherwise provided by the Board.

9.2 <u>Books and Records</u>. The Company shall keep in its principal office the following:

(a) A copy of the Articles of Organization and all certificates of amendments thereto, together with executed copies of any power of attorney pursuant to which any certificates of amendment have been executed;

(b) Copies of the prior three (3) years federal, state and local income tax returns and reports;

(c) Copies of any financial statements of the Company for the prior three (3) years;

(d)   Copies of any effective written operating agreement and all amendments thereto;

(e)   A current list, and all past lists, setting forth the full name and last known mailing address of each Member, Director and Officer; and

(f)   A writing setting forth the amount of cash, if any, and a description and statement of the agreed value of other property or services, if any, contributed by the Members or which the Members have agreed to contribute and times at which or events upon the happening of which any additional contributions are to be made.

Upon reasonable written request, any Member may, at such Member's own expense, inspect and copy during ordinary business hours any Company record, where the record is located or at a reasonable location.

9.3   Bank Accounts. All funds of the Company shall be maintained in separate bank accounts and not commingled with any funds of the Members.

9.4   Reports. The Company will use reasonable efforts to deliver or cause to be delivered:

(a)   By March 1 (and, in any event, will deliver not later than May 31) of each year, to each Person who was a Member at any time during the previous Fiscal Year, all information necessary for the preparation of such Person's United States federal income tax returns and any state, local and foreign income tax returns which such Person is required to file as a result of the Company being engaged in a trade or business within such state, local or foreign jurisdiction, including a statement showing such person's share of income, gains, losses, deductions and credits for such year for United States federal income tax purposes (and, if applicable, state, local or foreign income tax purposes) and the amount of any distributions made to or for the account of such person; and

(b)   Prior to the date that each payment of estimated tax is due by a Member, all information necessary for the calculation of such Member's estimated tax liability Upon the written request of any such person made not later than thirty (30) days after the end of each Fiscal Year, the Company will use reasonable efforts to deliver or cause to be delivered any additional information necessary for the preparation of any federal, state, local and foreign income tax returns which must be filed by such person.

9.5   Tax Controversies. **OSCAR GARCIA,** is designated the Tax Matters Member for the Company, and is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith; provided that the Tax Matters Member may be replaced by action of the Members holding a majority of the Units. Each Member agrees to cooperate with the Tax Matters Member and to do or refrain from doing any or all things reasonably requested by the Tax Matters Member with respect to the conduct of such proceedings. Subject to the foregoing provisions, the Tax Matters Member will have sole discretion to determine whether the Company (either in its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

ARTICLE X.TRANSFERS OF UNITS

10.1   Assignment and Transfers. Except as otherwise permitted or required by this Agreement, no Member may make or consent to a Transfer of such Member's Units, and an assignee of any Member's Units will not become a Member, unless by majority approval of the Board. Each

Member acknowledges that the restrictions on Membership interest Transfers imposed by this Agreement are reasonable. Each Member hereby further agrees to hold the Company and each Member (and each Member's successors and assigns) wholly and completely harmless from any costs, liability or damage (including, without limitation, liabilities for income taxes and costs of enforcing this indemnity) incurred by any of such indemnified Persons as a result of a Transfer or an attempted Transfer of Membership Units in violation of this Agreement and efforts to enforce the indemnity granted hereby. Restrictions on the Transfer of Membership interests contained herein shall be specifically enforceable.

10.2 <u>Right of First Refusal</u>. In addition to the other limitations and restrictions set forth in this Article X, no member may Transfer Units, in whole or in part (the "Offered Interest") unless such Member (the "Seller") first offers to sell the Offered Interest pursuant to the terms of this paragraph 10.2.

(a) No Transfer of Units may be made under this paragraph unless the Seller has received a bona fide written offer (the "Purchase Offer") from a purchaser (the "Purchaser") to purchase the Offered Interest for a purchase price (the "Offer Price") payable in United States dollars at closing or according to specified terms, with or without interest, which offer must be irrevocable for a period ending at 9:00 A.M. E.S.T. on the 21st day following the date of the Offer Notice (the "Offer Period").

(b) Before proceeding with a Transfer associated with a Purchase offer, the Seller must give an "Offer Notice" to the Company, the Board and each other Member. The Offer Notice must include a copy of the Purchase Offer and an offer (the "Firm Offer") to sell the Offered Interest to the other Members (the "Offerees") for the Offer Price, payable according to the same terms as (or more favorable terms than) those contained in the Purchase Offer. The Firm Offer must be made without regard to the requirement of: (i) any earnest money or similar deposit required of the Purchaser before closing, (ii) any security (other than the Offered Interest) to be provided by the Purchaser for any deferred portion of the Offer Price, and (iii) the payment of any commission or other compensation to any Person by reason of such Transfer.

(c) At any time during the Offer Period, any Offeree may accept the Firm Offer as to all or any portion of the Offered Interest by giving Notice of such acceptance to the Seller and each other Offeree, which Notice must indicate the maximum Percentage Interest that such Offeree is willing to purchase. If the Offerees giving such Notice (the "Accepting Offerees"), in the aggregate, indicate a willingness to purchase all of the Offered Interest, the Firm Offer will be deemed to be accepted. To the extent the Notice of an Accepting Offeree indicates a willingness to purchase a portion of the Offered Interest which is no greater than the portion which corresponds to the ration of his Percentage Interest to the aggregate Percentage Interests of all Accepting Offerees, such Accepting Offeree will be deemed to have accepted the Firm Offer as to that portion of the Offered Interest indicated in his Notice. If all the Offered Interest has not been deemed accepted after application of the preceding sentences, each Accepting Offeree who indicated a willingness to purchase a portion of the Offered Interest in excess of the portion deemed accepted by him pursuant to the preceding sentence will also be deemed to have accepted the Firm Offer as to that portion of such excess equal to the product of: (i) the aggregate portion of the Offered Interest not deemed accepted by the Accepting Officers under the preceding sentences, and (ii) the ratio of his Percentage Interest to the aggregate Percentage Interest of all Accepting Offerees who indicated a willingness to purchase a portion of the Offered Interest in excess of the portion described in the preceding sentence. The procedure described in the preceding sentences will be repeated until the entire Offered Interest has been deemed accepted by the Accepting

Offerees. If the Offerees do not accept the Firm Offer as to all of the Offered Interest during the Offer Period, the Firm Offer will be deemed to be rejected in its entirety.

(d) If the Firm Offer has been accepted, the closing of the sale of the Offered Interest will be consummated within thirty (30) days after the Firm Offer has been accepted or, if later, the date of closing set forth in the Purchase Offer. The Seller and all Accepting Offerees will execute such documents and instruments as may be necessary or appropriate to effect the sale of the Offered Interest Pursuant to the terms of the Firm Offer and this paragraph 10.2.

(e) If the Firm Offer has not been accepted in the manner provided above, the Seller may sell the Offered Interest to the Purchaser within ninety (90) days after the last day of the Offer Period, provided that such sale shall be made on terms no more favorable to the Purchaser than the terms contained in the Purchase Offer and provided further that such sale complies with other terms, conditions and restrictions of this Agreement that are not expressly inapplicable to sales occurring under this paragraph 10.2. If the Offered Interest has not been sold in accordance with the terms of the preceding sentence, the Offered Interest will again become subject to all of the conditions and restrictions in this paragraph 10.2.

10.3 Involuntary Transfers of Membership Interests.

(a) Company's Rights. Upon Involuntary Transfer, if any portion of a Member's Units are subject to an Involuntary Transfer (an "Affected Interest"), the Company shall have the right to buy the Affected Interest within one (1) year after the date of the Involuntary Transfer. The purchase price of the Affected Interest shall be the amount of cash that would be distributable with respect to the Affected Interest as if the assets of the Company were sold for their Appraised Value as defined in paragraph 10.3(b). If the Company does not elect to purchase the Affected Interest within the one (1) year period referred to above, then at the end of such period, the Company shall consent to the admission of the heirs, trustees, successors-in-interest, etc. as a substitute Member. If the heirs, trustees, or successors-in-interest that succeed to ownership of the Affected Interest propose to sell the Affected Interest, such transaction shall be deemed to be an Offered Interest and shall be subject to the provisions of paragraph 10.2 above.

(b) Appraised Value. In determining Appraised Value, the Company shall appoint one qualified independent appraiser and the successor-in-interest of the affected Member shall appoint one qualified independent appraiser. A qualified independent appraiser is one who has experience in appraising companies engaged in related kinds of business. The appraisers shall value the Affected Interest. If the high appraisal is within twenty percent (20%) of the lower appraisal, then the Appraised Value will be the average of the two appraisals. If the high appraisal is not within twenty percent (20%) of the lower appraisal, then the two appraisers shall appoint a third qualified independent appraiser, and the Appraised Value shall be the average of the closest two of the three appraisals.

(c) If the Company purchases an Affected Interest pursuant to this paragraph 10.3, the purchase price for the Affected Interest will be calculated by multiplying the Appraised Value per Unit times the Affected Interest Units. The closing shall be held within sixty (60) days after the determination of the Appraised Value. The Company shall have the option to pay the purchase price in cash at closing or in equal quarterly installments over a three (3) year period. If the Company elects to pay the purchase price over a three (3) year period, the purchase price will accrue interest at the prevailing U.S. prime rate of interest plus two percent (2%) per annum, and each quarterly installment of principal will include the accrued interest during each quarter. The closing shall be held at a mutually acceptable place, on a mutually acceptable date (within the 60 day provision above) and through an escrow or closing agent acceptable to the parties. Each such sale and purchase shall be consummated by the delivery of an assignment of Membership interest together with such other instruments and documents as may be necessary or desirable to effectuate the sale and purchase of the Affected Interest of the selling Member to the Company. The assignment shall be sufficient to convey to the Company the Affected Interest free and clear of all liens and encumbrances and all rights of Membership. At closing, the Company shall exercise diligent efforts in order to, by a legal enforceable agreement cause the affected Member to be released from any third party guaranties provided on behalf of the Company, if any.

10.4 Effect of Transfer. Any purported Transfer of a Membership interest under this Article X, whether permitted or not, will be void and of no effect unless and until the successor-in-interest to a transferring or affected Member: (i) executes, acknowledges and delivers to the other Members proper instruments of transfer and assignment, (ii) provides the other Members with a writing by which the successor-in-interest accepts the terms of, and agrees to be bound by, the terms of this Agreement, and (iii) provides such assurances as the other Members may reasonably request, including, without limitation, a opinion of counsel certifying that the Transfer of the Membership interest has been registered or that registration is not required under the Securities Act of 1933 and all applicable state securities laws.

10.5 Restraining Order. In the event that any Member shall at any time Transfer or attempt to Transfer its Units in violation of the provisions of this Agreement and any rights hereby granted, then the other Members and the Company shall, in addition to all rights and remedies at law and in equity, be entitled to a decree or order restraining and enjoining such Transfer (including reimbursement by such Member of all fees and expenses incurred by the other Members and the Company in obtaining such decree or order), and the offending Member shall not plead in defense thereto that there would be an adequate remedy at law; it being hereby expressly acknowledged and agreed that damages at law will be an inadequate remedy for a breach or threatened breach of the violation of the provisions concerning Transfer set forth in this Agreement.

10.6 Rights of Assignee. A transferee or assignee of a Membership interest who is not admitted as a Member to the Company will have no right to require any information or account of the Company's transactions or to inspect the Company books or to vote but will only be entitled to receive the allocations and distributions to which its transferor would otherwise be entitled under this Agreement. Any transferee or assignee who does not become a Member and desires to make a further transfer of Units will be subject to all of the provisions of this Article X to the same extent and in the same manner as any Member desiring to transfer its Units.

ARTICLE XI. DISSOLUTION

11.1 Dissolution. The Company shall be dissolved and its affairs wound up only upon the happening of any of the following events:

(a) The sale or other disposition by the Company of all or substantially all of its assets;

(b) Upon the election to dissolve the Company by an affirmative unanimous vote of the Board;

(c) Entry of a decree of judicial dissolution by a court of competent jurisdiction; or

(d)   The occurrence of any event causing a dissolution of the Company under the Act, unless the Company is continued as permitted under the Act.

Dissolution of the Company shall be effective on the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until the winding up of the Company has been completed and the assets of the Company have been distributed as provided in paragraph 11.2.

11.2   <u>Winding Up</u>. If the Company is dissolved, the Board shall appoint a liquidator (the "Liquidator"), and the Liquidator shall cause the Company's business to be liquidated as promptly as is consistent with obtaining the Fair Market Value of the Company's assets. The Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in the next sentence. The proceeds of the liquidation of the Company shall be distributed in the following order and priority:

(a)   First, to the creditors of the Company, except any Member who is a creditor, to the fullest extent permitted by applicable law, in satisfaction of Company liabilities (whether by payment or by making reasonable provision for payment thereof, including the setting up of any reserves which are reasonably necessary therefor);

(b)   Second, to Members in satisfaction of Company liabilities, including liabilities for distributions;

(c)   Third, to the Members in proportion to their positive Capital Account balances; and

(d)   Fourth, to the Members in accordance with their Percentage Interests in the Company.

11.3   <u>Compliance With Timing Requirements of Regulations</u>. In the event the Company is "liquidated" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article XI by the end of the fiscal year in which such liquidation occurs, or if later, within ninety (90) days of such liquidation. Distributions pursuant to the preceding sentence may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company and paying any contingent or unforeseen liabilities or obligations of the Company or of any Director arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Liquidator in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to paragraph 11.2 of this Agreement; provided, however, that such trust may only be created if the Company has received an opinion from counsel, which is generally recognized as being capable and qualified in the area of federal income taxation, that such trust will not be classified as an association which would be taxed as a corporation for federal income tax purposes.

11.4   <u>No Recourse</u>. Each Member will look solely to the assets of the Company for all distributions with respect to the Company, such Member's Capital Contributions thereto and its share of Profits or Losses and will have no recourse therefor (upon dissolution of the Company or otherwise) against the Liquidator, any Director or any other Member.

ARTICLE XII. CONFIDENTIAL INFORMATION

12.1   <u>Non-Disclosure</u>. By virtue of their ownership of Units, the Members and Directors may obtain or have access to confidential or proprietary information developed, or to be developed, by the

Company including, but not limited to, the Company's methods and systems, contracts, the names and addresses of its customers, suppliers and distributors, prices charged and paid by the Company, technical memoranda, new product developments, operating procedures and other information, data and documents now existing or later acquired by the Company, which are not available to the general public, regardless of whether any such information, data or documents qualify as a "trade secret" under applicable federal or state laws (collectively, the "Confidential Information"). Because the secrecy of the Confidential Information is important to the Company's competitive advantage, the Members and Directors agree not to disclose, use or cause or aid in the disclosure or use of any Confidential Information at any time for whatever reason except as required by law or in the normal course of their duties, without the specific prior written consent of the Company.

12.2 Non-Competition. Except upon the written consent of the Company, while a Member or Director is a member of the Company and for a period of two (2) years thereafter (the "Non-Competition Period"), the Member shall not directly or indirectly engage in the services of, carry on, participate in, render services to, own any interest in, share in the earnings of, or invest in the obligations or securities of, any business in the Territory which is the same or similar to the principal business of the Company, whether as an individual for his or her own account or for or with any other Person. During the Non-Competition Period, the Member or Director further shall not directly or indirectly consult with or render services of any nature to any Person, other than the Company or its Members, which is engaged in the Territory in a business which is the same or similar to the principal business of the Company. For purposes of this Agreement, "Territory" shall mean the Territory specified in Exhibit "C" attached hereto.

12.3 Injunctive Relief. The Members agree that the Company will suffer irreparable damage if a Member violates any covenant in this Agreement; therefore, the Company shall be entitled, in addition to any other rights or remedies that the Company may possess, without the posting of any bond or other security, to injunctive and other equitable relief to restrain the breach or threatened breach of, or otherwise to specifically enforce, any of the covenants of this Agreement and specifically this Article XII.

ARTICLE XIII. MISCELLANEOUS PROVISIONS

13.1 Benefits of Agreement; No Third-Party Rights. The provisions of this Agreement are intended solely to benefit the Members and, to the fullest extent permitted by law, shall not be enforceable by any creditor of the Company or the Members and shall not be construed as conferring any benefit upon any creditor of the Company or the Members. Nothing in this Agreement shall be deemed to create any right in any Person not a party hereto, and except as expressly provided herein, this Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third person.

13.2 Severability of Provisions. Each provision of this Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement that are valid, enforceable and legal.

13.3 Rules of Construction. Definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation". The terms "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, paragraph or subdivision. The Article titles appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All Article, paragraph or clause references not attributed to a particular document shall be references to such parts of this Agreement. Where the context so indicates, the masculine shall include the feminine, the neuter shall include the masculine and feminine and the singular shall include the plural.

13.4 <u>Amendments</u>. This Agreement may not be modified, altered, supplemented or amended except pursuant to a written agreement executed and delivered by each of the Members.

13.5 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement and all of which together shall constitute the same instrument.

13.6 <u>Governing Law</u>. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by, and construed in accordance with, the laws of the state of Delaware, and specifically the Act, without giving effect to any choice of law or conflict of law rules or provisions (whether of the state of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the state of Delaware.

13.7 <u>Jurisdiction</u>. Each Member hereby suits himself or itself to personal jurisdiction in the State Courts of the State of Delaware and the Federal District Court for the Southern District of Delaware. With respect to the location of such proceedings, each irrevocably waives: (i) any objection which he or it may now or hereafter have to the venue of any such enforcement proceeding brought in such courts, and (ii) any claim that any proceeding brought in any of these courts has been brought in an inconvenient forum. Service of all writs, processes and summonses in any such enforcement proceeding instituted in any of such courts may be made by any means permitted by law, and to the extent permitted by law, by the mailing of copies of the same.

13.8 <u>No Action For Partition</u>. No Member shall have any right to maintain any action for partition with respect to the property of the Company.

13.9 <u>Binding Effect</u>. Except as otherwise provided to the contrary in this Agreement, this Agreement shall be binding upon and inure to the benefit of the Members, their distributees, heirs, legal representatives, executors, administrators, successors and permitted assigns.

13.10 <u>Waiver of Jury Trial</u>. Each party to this Agreement hereby waives, to the extent permitted by applicable law, trial by jury in any litigation in any court with respect to, in connection with, or arising out of this Agreement or the validity, protection, interpretation, collection or enforcement thereof.

13.11 <u>No Strict Construction</u>. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

13.12 <u>Entire Agreement</u>. Except as otherwise expressly set forth in this Agreement, this Agreement embodies the complete agreement and understanding among the parties to this Agreement with respect to the subject matter of this Agreement and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way.

13.13 <u>Notices</u>. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered in person or received by confirmed facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties as follows:

If to the Company:

0-G Launch
1101 30th Street NW, Suite 500
Washington, DC 20007

If to a Member or Director, at the address on file with the Company from time to time.

All such notices and other communications shall be deemed to have been received: (i) in the case of personal delivery against proper receipt, on the date of such delivery, (ii) in the case of mailing, on the fifth business day following the date of such mailing, (iii) in the case of Federal Express or similar courier service, on the second business day following the date sent, and (iv) in the case of confirmed facsimile, when received during normal business hours.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have executed this Operating Agreement as of the date first written above.

MEMBERS:

Oscar Garcia:



_____
Signature

_Director_____
Title

Robert Feierbach



_____
Signature

_Director_____
Title

EXHIBIT "A"

MEMBERS

Name	Percentage Interest	Capital Contribution	Units
OSCAR GARCIA	50%	$ 1,000.00	1000
ROBERT FEIERBACH	50%	$ 1,000.00	1000

EXHIBIT "B"

CONTRACTS

The following are a listing of contracts (collectively, the "Contracts") between and among the Members, or between AEROSPACE FLIGHT TECHNOLOGIES, LLC and the Members, which may contain provisions altering the Percentage Interest allocations of Profit and Loss among the Members. In the event of conflict between a Contract and allocation of Profits and Losses in the Operating Agreement, the Contract shall govern.

The Contracts listed include:

1. TBD

EXHIBIT "C"

TERRITORY

Territory shall mean the Territory provided for by the non-competition clauses in section 12.2 in this document and incorporated here by reference, subject to modification from time-to-time by the parties to the agreement:

1.   The entirety of the world

State of Delaware

AMENDMENT NO. 1 TO OPERATING AGREEMENT

This Amendment No. 1 to the Operating Agreement ("The Amendment") is made as of this 27th Day of May, 2021, by and between Robert Feierbach, located at 15829 Temple Hall Ln., Leesburg, VA 20176 (RFE) and Oscar Garcia, located at 201 S. Biscayne Blvd. 28th Floor, Miami, FL 33131 ("OSG"), each a "Member" and collectively, the "Members."

WHEREAS, the Members formed a limited liability company under the name Aerospace Flight Technologies, LLC. ("Company"), pursuant to an Operating Agreement dated as of August 13th, 2019, and any amendments thereto (the "Operating Agreement").

WHEREAS, the Members now wish to amend certain provisions of the Operating Agreement.

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of and which are acknowledged, the Members agree as follows:

1. In Article 1. Definitions, add the following definitions:

    a. "Nonvoting Member" denotes any Person listed as a Nonvoting Member in Exhibit "A" of the Operating Agreement, who holds a certain percentage of economic interest in Company, but does not have any fiduciary, voting or operating rights, nor legal, financial & fiscal responsibilities towards or from Company.
    b. "Supermajority" means an amendment to a company's corporate charter that requires a 66% majority of shareholders to approve important changes.

2. In sections 3.5 (a, b, d, e, f, g, h, i, j, k, m), 3.12, and 4.6 change all mentions of "unanimous approval of the Board," to "Supermajority approval of the Board."
3. In sections 3.5 (c, n, o) and 11.1b change "unanimous approval of the Board" to "unanimous consent of all Members"
4. In section 3.5 (l), amend "Amending the Articles of Organization or the Operating Agreement of the Company" to "Amending the Operating Agreement of the Company, which can only be done upon the written consent and unanimous approval of all Members holding more than 20% of Company Units each.
5. In section 3.1, amend "The Initial TWO (2) Directors shall be **ROBERT FEIERBACH and OSCAR GARCIA,**" to "Per this Amendment, the ONE (1) Director shall be **ROBERT FEIERBACH**."
6. In section 3.13, amend "A Director may be removed at any time, with or without cause, only upon at least a two-thirds (2/3) affirmative vote of the Board," to "A Director may be

RF

removed at any time, with or without cause, only upon a Supermajority affirmative vote of the Board."

7. In section 4.5, amend "Additional Members may be admitted to the Company only upon the written consent and unanimous approval of the Board," to "Additional Members may be admitted to the Company only upon the written consent and unanimous approval of all Members holding more than 20% of Company Units each. It is further agreed that the aforementioned Members shall not unreasonably refuse to accept a new Member in good standing, who is qualified to be a new investor in Company."
8. In section 9.5, amend "**OSCAR GARCIA** is designated the Tax Matters Member for the Company," to "**ROBERT FEIERBACH** is designated the Tax Matters Member for the Company."
9. In EXHIBIT "A," amend the tables as denoted below:

MEMBERS

Name	Percentage Interest	Capital Contribution	Units
ROBERT FEIERBACH	66%	$1320	1,320,000

NONVOTING MEMBER(S)

Name	Percentage Interest	Capital Contribution	Units
GBF Ventures, LLC	34%	$680	680,000

10. In EXHIBIT "B," add the following text:

"The Contracts listed include:

1. Signed Firm Purchase Offer of AFT interest between Robert Feierbach and Oscar Garcia, dated May 27th, 2021.
2. Signed transfer or AFT interest from Oscar Garcia to GBF Ventures, LLC, dated May 27th, 2021.

11. Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Operating Agreement.
12. The terms of this Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, not including its conflicts and law provisions.
13. Except as otherwise modified and amended herein, the Operating Agreement remains unchanged and continues in full force and effect.

RF

State of Delaware

     IN WHITNESS THEREOF, this Amendment No. 1 to the Operating Agreement has been executed and delivered as of the date first written above.

SIGNATURES

May 28th, 2021



_____
          Robert Feierbach

_____
          Oscar Garcia